Exhibit 99.1

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars)

	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash	$53,698	$55,130
Accounts receivable, prepaid expenses and other	9,113	4,508
Due from shareholder (note 3)	375	333
Due from entities under common control (note 3)	—	303

	63,186	60,274
Vessels (note 4)	1,614,169	1,616,337
Other assets	14,535	19,947

	$1,691,890	$1,696,558

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,617	$5,042
Deferred revenue	4,274	6,633
Due to affiliates (note 3)	4,293	3,837
Current portion of long-term debt (note 5)	79,875	88,162
Shareholder loan (note 3)	36,634	36,100

	130,693	139,774
Long-term debt (note 5)	928,322	937,990
Fair value of financial instruments (note 6(b))	1,924	3,672

	1,060,939	1,081,436
Members’ equity:
Members’ capital	493,236	477,082
Accumulated income	137,715	138,040

	630,951	615,122

	$1,691,890	$1,696,558

Commitments and contingencies (note 7)

Subsequent events (note 9)

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2018	2017
Revenue	$48,740	$41,146
Operating expenses:
Ship operating	10,106	9,317
Depreciation	12,685	11,754
General and administrative expenses	14,397	613
Expenses related to customer bankruptcy	—	351

	37,188	22,035

Operating income	11,552	19,111
Other expenses (income):
Change in fair value of financial instruments (note 6(b))	(1,347)	(65)
Finance fees, net	13,397	10,967
Other expenses (income)	(173)	87

	11,877	10,989

Net income (loss) and comprehensive income (loss)	$(325)	$8,122

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Statement of Members’ Equity

(Unaudited)

(Expressed in thousands of United States dollars)

Three months ended March 31, 2018 and year ended December 31, 2017

	Members’ capital	Accumulated income	Members’ equity
Balance, December 31, 2016	$415,774	$86,791	$502,565
Capital contributions, net	61,308	—	61,308
Net income and comprehensive income	—	51,249	51,249

Balance, December 31, 2017	477,082	138,040	615,122
Capital contributions, net	16,154	—	16,154
Net loss and comprehensive loss	—	(325)	(325)

Balance, March 31, 2018	$493,236	$137,715	$630,951

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Interim Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2018	2017
Cash provided by (used in):
Operations:
Net income (loss)	$(325)	$8,122
Items not involving cash:
Depreciation	12,685	11,754
Amortization of deferred charges	922	910
Unrealized change in fair value of financial instruments	(1,901)	(1,018)
Shares issued to settle charter commissions	186	193
Amortization of other assets	440	430
Changes in operating assets and liabilities:
Accounts receivable and prepaid expenses	236	(4,912)
Due from shareholder	(42)	—
Due from entities under common control	303	(11)
Other assets	284	(2,021)
Accounts payable and accrued liabilities	14,497	(621)
Deferred revenue	(2,359)	(2,111)
Due to affiliates	2,502	(427)

	27,428	10,288
Investing:
Expenditures for vessels	(10,517)	(8,721)

	(10,517)	(8,721)
Financing:
Capital contributions from members	—	25,000
Shareholder loan	534	—
Repayment of credit facilities	(18,676)	(17,558)
Payments for financing fees	(201)	—

	(18,343)	7,442

Increase (decrease) in cash	(1,432)	9,009
Cash, beginning of period	55,130	37,838

Cash, end of period	$53,698	$46,847

Supplemental cash flow information (note 8)

See accompanying notes to interim consolidated financial statements.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

For the three months ended March 31, 2018 and 2017

1.	Operations:

Greater China Intermodal Investments LLC (the “Company”) was formed on March 11, 2011 in the Republic of the Marshall Islands, and together with its wholly-owned subsidiaries (collectively, “the Group”) owns and operates maritime assets.

The Group currently has a total of 18 vessels owned or contracted to be owned, of which 16 vessels are in operation. The Group is in the process of constructing two vessels with deliveries scheduled in the second quarter of 2018.

On March 13, 2018, a wholly owned subsidiary of Seaspan Corporation (together with all of its wholly owned subsidiaries, “Seaspan”) acquired all of the remaining interest in the Group that it did not own (the “Acquisition”). Prior to the Acquisition, Seaspan owned approximately 11% of the Group.

2.	Significant accounting policies:

(a)	Basis of presentation:

Except for the changes described in note 2(b), these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on a basis consistent with those followed in the December 31, 2017 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the December 31, 2017 audited annual consolidated financial statements.

All financial information is presented in United States dollars unless otherwise stated.

(b)	Recently adopted accounting pronouncements:

Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, that introduced a new five-step revenue recognition model to determine how an entity should recognize revenue related to the transfer of goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

For the three months ended March 31, 2018 and 2017

2.	Significant accounting policies (continued):

(b)	Recently adopted accounting pronouncements (continued):

The Company’s revenue is comprised primarily of time charter revenue. The time charter revenue includes a lease element, which is evaluated under Accounting Standards Codification (“ASC”) 842 “Leases”, and a service element, which is evaluated under ASU 2014-09. Under previous accounting standards, service revenue was recognized when the amounts were fixed or determinable, services had been rendered and collectability was reasonably assured. Under ASU 2014-09, recognition of such service revenue occurs when the services are provided and the performance obligations are satisfied. The Company evaluated the service revenue under ASU 2014-09 and determined that the amounts recognized and the pattern of recognition is substantially the same as the previous revenue standard. The Company adopted ASU 2014-09 using the modified retrospective method and applied the new standard only to contracts not completed as of January 1, 2018. There is no impact on the Company’s consolidated financial statements.

3.	Related party transactions:

(a)	Related party transactions:

The Company has entered into various management and consulting agreements with its members, including Seaspan, the Carlyle Group (“Carlyle”) and Tiger Management Limited (“Tiger”), for the provision of certain strategic, financing, construction supervision and administrative services. The Company also entered into commission agreements relating to the shipbuilding contracts.

After the Acquisition on March 13, 2018, Carlyle and Tiger ceased to be related parties.

The Company incurred or received the following amounts under these agreements:

	Three months ended March 31,
	2018	2017
Costs incurred under management and consulting agreements:
Construction supervision fees and interest expense	$574	$1,171
Ship management fees and charter commissions	1,439	1,399
General and administrative expenses	92	29
Vessel modification reimbursements	—	1,815
Obligations paid directly by Seaspan	15,224	—

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

For the three months ended March 31, 2018 and 2017

3.	Related party transactions (continued):

(a)	Related party transactions (continued):

	March 31, 2018	December 31, 2017
Amounts receivable from (owing to) related parties:
Due from shareholder	$375	$333
Due from entities under common control	—	303
Due to affiliates—current	(4,293)	(3,837)
Shareholder loan (note 3(b))	(36,634)	(36,100)

Construction supervision fees are paid to Seaspan to oversee the construction of the Group’s vessels and are capitalized to vessels.

Interest expense is paid to Seaspan in connection with the shareholder loan.

Ship management fees are paid to Seaspan to manage the operations of the Group’s vessels and are included in ship operating expenses.

Charter commissions are paid to Tiger for services performed to secure time charters and are recorded as ship operating expenses.

General and administrative expenses are paid to Carlyle and Tiger for the Group’s running costs.

Vessel modification reimbursements are paid to Seaspan to remit to the vendor for vessel upgrades.

Commissions are received from Seaspan (after collection from the shipyard) and are recorded as a reduction to vessels under construction.

Certain obligations were paid directly by Seaspan in return for an increase in membership interests.

(b)	Shareholder loan:

In September 2015, the Company and its subsidiaries signed a term loan facility with Seaspan for amounts Seaspan has paid to shipyards in connection with vessels under construction that the Company will acquire on or before delivery. The loans bear interest at rates ranging from 5% to 6% per annum. Seaspan may request repayment of these loans with 45-days’ notice.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

For the three months ended March 31, 2018 and 2017

4.	Vessels:

March 31, 2018	Cost	Accumulated depreciation	Net book value
Vessels	$1,693,544	$(135,624)	$1,557,920
Vessels under construction	56,249	—	56,249

Vessels	$1,749,793	$(135,624)	$1,614,169

December 31, 2017	Cost	Accumulated depreciation	Net book value
Vessels	$1,693,081	$(122,939)	$1,570,142
Vessels under construction	46,195	—	46,195

Vessels	$1,739,276	$(122,939)	$1,616,337

5.	Long-term debt:

	March 31, 2018	December 31, 2017
$29 million credit facility	$30,429	$29,991
Term loan credit facilities	994,190	1,013,304
Deferred financing fees	(16,422)	(17,143)

Long-term debt	1,008,197	1,026,152
Current portion	(79,875)	(88,162)

	$928,322	$937,990

The weighted average rate of interest, including the margin, was 4.47% at March 31, 2018 (December 31, 2017 – 4.47%).

The Group must meet certain financial covenants under these term loan facilities, including maintaining certain minimum tangible net worth and debt to asset ratios. At March 31, 2018, the Group was in compliance with all significant terms and default provisions related to long-term debt obligations.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

For the three months ended March 31, 2018 and 2017

6.	Financial instruments:

(a)	Fair value:

The estimated fair values of the Group’s financial instruments are based on information about the instruments as at the balance sheet dates. The determination of fair value involves uncertainties and judgment and may not be relevant in predicting future earnings or cash flows.

The carrying values of due from shareholder, accounts payable and accrued liabilities, due to affiliates and shareholder loan approximate fair values because of their short-term to maturity.

The Company has designated its remaining financial instruments as follows:

		March 31, 2018		December 31, 2017
	Fair value hierarchy	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Held-for-trading:
Fair value of financial instruments—asset	Level 2	$319	$319	$166	$166
Fair value of financial instruments—liability	Level 2	1,924	1,924	3,672	3,672
Other financial liabilities:
Long-term debt, excluding deferred financing fees	Level 3	1,024,619	1,045,189	1,043,295	1,064,769

Long-term debt—The fair value of the Group’s variable rate long-term debt, excluding deferred financing fees is estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin management considers to be appropriate to the credit risk of the Group. Therefore, the Group has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

Financial instruments—The fair value of the Group’s interest rate swap agreements is the estimated amounts that the Group would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Group or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flow include the fixed interest rate of the swap and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as financial instruments could vary by material amounts in the near term.

(b)	Interest rate derivative financial instruments:

The Company uses interest rate swaps to manage its interest rate risk associated with its variable rate debt by exchanging a receipt of floating rate interest for a payment of fixed interest. Counterparties to the interest rate derivative financial instruments are major financial institutions. During 2017, the Company entered into two interest rate caps related to the loan to one of its subsidiaries. Both interest rate caps are one year instruments which will expire by June 2018.

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

For the three months ended March 31, 2018 and 2017

6.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments (continued):

As of March 31, 2018, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2018	Maximum notional amount(1)	Effective date	Ending date
3.27%	$74,131	$74,131	September 8, 2015	September 8, 2020
3.09%	72,736	72,736	June 5, 2015	June 5, 2020
1.60%	46,667	46,667	April 7, 2014	March 20, 2019

(1) Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak     notional amounts over the remaining term of the swap

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk, related to the credit risk of the counterparties or our non-performance risk. The fair values of the interest rate derivative financial instruments are primarily determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

The following provides information about the Company’s interest rate derivatives:

Fair value of asset and liability derivatives:

	March 31, 2018	December 31, 2017
Fair value of financial instruments asset	$319	$166
Fair value of financial instruments liability	1,924	3,672

7.	Commitments and contingencies:

(a)	As of March 31, 2018, based on the contractual delivery dates and estimated construction milestone dates, the Group has outstanding commitments for installment payments and supervision fees for vessels under construction as follows:

2018	$140,600

GREATER CHINA INTERMODAL INVESTMENTS LLC

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts expressed in thousands of United States dollars, unless otherwise indicated)

For the three months ended March 31, 2018 and 2017

7.	Commitments and contingencies (continued):

(b)	The Group has entered into time charter agreements with charterers and vessel operating and maintenance agreements with a related party (note 3).

As of March 31, 2018, the minimum future revenues to be received on committed time charter agreements, excluding time charter agreements where the charterer has an option to purchase the vessel, are as follows:

2018	$172,302
2019	224,123
2020	205,608
2021	190,181
2022	151,817
Thereafter	320,368

$1,264,399

The minimum future revenues are based on 100% utilization, relate to committed time charter agreements currently in effect and assume no renewals or extensions.

8.	Supplemental cash flow information:

	Three months ended March 31,
	2018	2017
Non-cash transactions:
Charter commission settled by issuance of equity to a shareholder	$186	$193
Accounts payable settled through increase in membership interest	15,224	—

Interest payments:
Interest paid	12,387	15,093

9.	Subsequent events:

The Company has evaluated subsequent events up to June 21, 2018, the date the financial statements were available to be issued.

On April 6, 2018, the Company entered into a secured term loan facility for up to $120,000,000 to finance two 10000 TEU vessels which delivered in May 2018. Upon delivery, each vessel commenced a fixed rate time charter with CMA CGM S.A. for a three-year term with a charterer option to extend for an additional three years.